Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

The following slides were made available by MPLX LP on its website on July 30, 2015.

Second Quarter 2015 Earnings Conference Call and Webcast July 30, 2015

Forward‐Looking Statements This presentation contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”) and Marathon Petroleum Corporation (“MPC”). These forward- looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX and MPC. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” "objective," “expect,” “forecast,” "plan," “project,” "potential," “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX's actual results to differ materially from those in the forward-looking statements include: the ability to complete the proposed merger of MPLX and MarkWest Energy Partners, L.P. (“MWE”) on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to MPLX or MWE’s industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations Office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office. Non-GAAP Financial Measures Adjusted EBITDA and distributable cash flow are non-GAAP financial measures provided in this presentation. Adjusted EBITDA and distributable cash flow reconciliations to the nearest GAAP financial measure are included in the Appendix to this presentation. Adjusted EBITDA and distributable cash flow are not defined by GAAP and should not be considered in isolation or as an alternative to net income attributable to MPLX or other financial measures prepared in accordance with GAAP. . 2

Additional Information Additional Information This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MARKWEST ENERGY PARTNERS, L.P. (“MWE”). INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary. Participants in Solicitation MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above. Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. . 3

Highlights  Announced transformative combination with MarkWest Energy Partners, L.P.  Reported adjusted EBITDA of $70.7 million; distributable cash flow of $61.0 million  Declared distribution of $0.44 per common unit, a 7.3 percent increase over first-quarter 2015 and a 28.5 percent increase over second-quarter 2014  Affirmed anticipated distribution growth of 29 percent in 2015, expects 25 percent compound annual LP distribution growth for combined entity through 2017, and approximately 20 percent growth in 2018 and 2019  Rating agencies affirmed prospective investment-grade credit ratings for the proposed combined partnership 4

Net Income 5 2Q 2015 vs. 2Q 2014 Variance Analysis 42.9 13.0 0.7 4.0 (2.0) (1.1) (4.9) (1.2) 51.4 51.2 (0.2) 0 10 20 30 40 50 60 70 2Q 2014 (100% Basis) Transportation Revenue Other Revenue and Income Cost of Revenues G&A Other taxes Interest and Other Financial Costs Other 2Q 2015 (100% Basis) MPC Retained Interest 2Q 2015 Attributable to MPLX $ M M

Adjusted EBITDA and Distributable Cash Flow 6 ($MM) 2Q 2015 1Q 2015 2Q 2014 Adjusted EBITDA 71.1 64.5 57.2 Less: Adjusted EBITDA attributable to MPC-retained interest 0.4 0.3 17.3 Adjusted EBITDA attributable to MPLX LP 70.7 64.2 39.9 Plus: Current period deferred revenue for committed volume deficiencies 9.2 12.6 6.9 Less: Net interest and other financial costs 6.2 5.3 1.3 Maintenance capital expenditures paid 3.5 4.2 3.2 Volume deficiency credits 9.2 9.9 6.1 Distributable cash flow attributable to MPLX LP 61.0 57.4 36.2 Distribution declared Limited partners – public 10.3 9.6 6.8 Limited partner – MPC 25.0 23.4 18.6 General partner – MPC 0.8 0.7 0.5 Incentive distribution rights – MPC 5.5 3.2 0.6 Total distribution declared 41.6 36.9 26.5 Coverage ratio 1.47x 1.56x 1.37x

Financial Performance – Attributable to MPLX


Adjusted EBITDA
$MM
80
70
60
50
40
30
20
10
0
18.2
25.1
26.7
30.5
28.9
43.8
39.9
40.2
42.4
64.2
70.7
4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15


Distributable Cash Flow
$MM
70
60
50
40
30
20
10
0
16.6
27.9
26.9
31.0
28.3
37.3
36.2
32.9
32.1
57.4
61.0
4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15

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Select Balance Sheet and Financial Data 8 ($MM except ratio data) As of 6/30/15 Cash and cash equivalents 130.4 Total assets 1,382.6 Long-term debt(a) 753.4 Total equity 492.4 Consolidated total debt to consolidated EBITDA ratio (covenant basis)(b)(c) 3.1 Undrawn bank revolving credit agreement 1,000.0 (a) Includes amounts due within one year. We adopted the updated Financial Accounting Standards Board debt issuance cost standard as of June 30, 2015, and applied the changes retrospectively. We reclassified unamortized debt issuance costs related to term debt of $4.3 million as of June 30, 2015 from other noncurrent assets to long-term debt. (b) Maximum covenant ratio <= 5.0 or 5.5 during the six month period following certain acquisitions (c) Consolidated EBITDA is subject to adjustments for certain acquisitions completed and capital projects undertaken during the relevant period

0.2625* (MQD) 0.2725 0.2850 0.2975 0.3125 0.3275 0.3425 0.3575 0.3825 0.4100 0.4400 0.20 0.22 0.24 0.26 0.28 0.30 0.32 0.34 0.36 0.38 0.40 0.42 0.44 0.46 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 $ /U ni t 1.49x 1.37x 1.56x 1.47x Distribution Growth per Unit *Represents minimum quarter distribution (MQD) for 4Q12, actual $0.1769 equal to MQD prorated Coverage Ratio 1.36x 1.25x 1.25x 1.38x 1.19x IPO 10/31/12 1st acquisition 5/1/13 $100 MM 2nd acquisition 3/1/14 $310 MM 23.0% CAGR over MQD 0.97x 1.18x 3rd acquisition 12/1/14 $800 MM 9

10 Appendix

Adjusted EBITDA and Distributable Cash Flow Reconciliation from Net Income

MPLX ENERGY LOGISTICS

($MM)	4Q 2012*	1Q 2013	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015
Net income	26.3	35.3	34.8	39.2	36.8	55.7	42.9	43.1	36.4	45.9	51.4
Less: Net income attributable to MPC-retained interest	13.2	17.7	16.2	17.7	16.6	21.5	14.1	14.0	7.2	0.3	0.2
Net income attributable to MPLX LP	13.1	17.6	18.6	21.5	20.2	34.2	28.8	29.1	29.2	45.6	51.2
Plus: Net income attributable to MPC-retained interest	13.2	17.7	16.2	17.7	16.6	21.5	14.1	14.0	7.2	0.3	0.2
Depreciation	7.9	11.7	11.9	12.7	12.6	12.6	12.4	12.5	12.7	12.7	12.7
Provision (benefit) for income taxes	0.1	-	0.1	0.4	(0.7)	-	0.1	-	(0.2)	-	-
Non-cash equity-based compensation	0.1	0.2	0.3	0.3	0.6	0.4	0.5	0.5	0.6	0.6	0.8
Net interest and other financial costs	0.2	0.2	0.3	0.2	0.4	0.6	1.3	1.1	2.3	5.3	6.2
Adjusted EBITDA	34.6	47.4	47.4	52.8	49.7	69.3	57.2	57.2	51.8	64.5	71.1
Less: Adjusted EBITDA attributable to MPC-retained interest	16.4	22.3	20.7	22.3	20.8	25.5	17.3	17.0	9.4	0.3	0.4
Adjusted EBITDA attributable to MPLX LP	18.2	25.1	26.7	30.5	28.9	43.8	39.9	40.2	42.4	64.2	70.7
Plus: Current period deferred revenue for committed volume deficiencies[a]	2.1	4.7	2.9	5.1	6.0	7.7	6.9	7.8	8.8	12.6	9.2
Less: Net interest and other financial costs	0.3	0.3	0.3	0.5	0.4	0.8	1.3	1.4	2.3	5.3	6.2
Income taxes paid (refunded)	-	-	-	-	0.1	-	-	-	(0.3)	-	-
Maintenance capital expenditures paid	3.4	1.5	2.3	4.0	3.9	1.9	3.2	5.8	8.8	4.2	3.5
Volume deficiency credits[b]	-	0.1	0.1	0.1	2.2	11.5	6.1	7.9	8.3	9.9	9.2
Distributable cash flow attributable to MPLX LP	16.6	27.9	26.9	31.0	28.3	37.3	36.2	32.9	32.1	57.4	61.0

*For the period October 31, 2012 to December 31, 2012
[a] Deficiency payments included in distributable cash flow that are not included in net income or adjusted EBITDA.
[b] Current period revenue related to volume deficiency credits generated in prior periods that are included in adjusted EBITDA but not distributable cash flow.

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